UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 20, 2021, Vascular Biogenics Ltd. (VBL) issued a press release announcing its selection as the recipient of €17.5 million of blended funding from the Horizon Europe Innovation Council (EIC) Accelerator Program, which will be comprised of a €2.5 million grant and an additional €15 million direct equity investment by the EIC.

Forward Looking Statements

This Current Report on Form 6-K and the press release filed as Exhibit 99.1 hereto and incorporated by reference herein contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “will be” “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the receipt of the funding, the anticipated use of proceeds, the ofra-vec (VB-111) value proposition and its ability to obtain regulatory approval, timing of completion of enrollment and data readouts for the Oval Phase 3 study and data readouts for the OVAL study, , among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with establishment of arrangements for implementing the EIC equity investment by Horizon Europe and the timing thereof, as well as risks inherent in the development of pharmaceutical product candidates, including risks associated with conducting research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and other risks. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission (SEC), including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

The press release is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and shall be incorporated by reference into VBL’s registration statements on Form F-3 (File No. 333-251821 and 333-238834), filed with the SEC on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated December 20, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: December 20, 2021	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer